MINEBEA CO.,LTD.

1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

November 2[redacted]003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

a) Press release dated on September 26, 2003
b) Brief Report of Interim Consolidated Financial Results - Half year ended September 30, 2003

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

(Half year ended September 30, 2003)

November 13, 2003

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Representative : Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

Board of Directors' Meeting on the Consolidated Financial Results held on: November 13, 2003
Adoption of U.S. Accounting Standards: None

1. Business performance (April 1,2003 through September 30,2003)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2004 Interim	133,741	(2.6)	9,467	(7.0)	7,558	(1.4)
FY2003 Interim	137,249	0.3	10,176	(18.6)	7,667	(14.4)
FY2003 Annual	272,202		19,352		13,420	

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
FY2004 Interim	2,726	7.2	6.83	6.59
FY2003 Interim	2,543	(42.0)	6.37	6.06
FY2003 Annual	(2,434)		(6.10)	—

(Notes) 1. Income or loss on investments for FY2004 interim on the equity method totaled 4 million yen, 2 million yen in FY2003 interim and 10 million yen in FY2003.

2. Weighted average number of shares outstanding during the respective years (consolidation) :
399,094,811 shares at September 30,2003 399,150,108 shares at September 30,2002
399,131,972 shares at March 31,2003

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show variances against previous interim period.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2004 Interim	317,365	96,078	30.3	240.74
FY2003 Interim	328,106	105,721	32.2	264.87
FY2003 Annual	320,069	98,212	30.7	246.08

(Notes) Number of shares outstanding at end of term (consolidation) :
399,089,250 shares at September 30,2003 399,142,282 shares at September 30,2002
399,100,842 shares at March 31,2003

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2004 Interim	5,787	(7,576)	(224)	11,850
FY2003 Interim	14,583	(7,846)	(8,713)	11,634
FY2003 Annual	32,279	(16,233)	(15,471)	14,177

(4) Scope of consolidation and application of equity method

Number of consolidated companies.......................... 47 companies
Number of non-consolidated companies.................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method

(a) Changes in consolidated subsidiaries
Anew: None Exclusion: 5 companies

(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the current fiscal year (April 1,2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	275,000	17,000	8,500

(Reference) Projected net income per share(Annual) : 21.30 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 49 related companies (47 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. Minebea (Hong Kong) Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Onkyo Co., Ltd. Minebea Electronics Co., Ltd. Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
New Hampshire Ball Bearings, Inc.
NMB-Minebea UK Ltd.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-Minebea UK Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
Minebea (Hong Kong) Ltd.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Onkyo Co., Ltd.
Minebea Electronics Co.,Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.

Others	
Holding company	Companies investing in overseas subsidiaries
Consolidated subsidiary NMB (USA) Inc.	Consolidated subsidiaries Minebea Europe Finance B.V.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of higher value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Future Management strategies and tasks

1. In accordance with the basic management policies as mentioned earlier, we've developed the following wherever we are in operation of manufacturing:

"A highly integrated production system" for
"A large-scale volume production factory" supported by
"A well-kept R & D system"

In practice, we're operating business around the world; we're in attempts to attain gains in profitability as the world's strongest maker of a comprehensive range of precision parts; thereby we're targeting to upgrade our corporate value.
And the tasks we've taken in order to realize these targets can be set forth like the following:
(a) Strengthen and expand our business of bearings and related products furthermore.
(b) We will build our operations in the area of precision small motors, such as spindle motors (including spindle motors with fluid dynamic bearings) and fan motors, and other rotary components until they are similar in scale to our bearing operations.
(c) Raise the share of value-added items in all the categories of our products; at the same time, enlarge our product range so as to respond to a wider extent of market requirements.

2. We integrated the 1st Manufacturing Headquarters and the 2nd Manufacturing Headquarters to form the Manufacturing Headquarters, effective April 1, 2003. At the same time, we disbanded the R & D Headquarters and expansively set up the Engineering Headquarters, effective the same date.

Purposes are as follows:
(a) We will make more effective use of our technologies, know-how, human resources and financial resources by consolidating the two headquarters into one.
(b) We will reinforce our parts manufacturing capability, which is the cornerstone of the competitive strengths of the Minebea Group, through consolidation of the two manufacturing headquarters.
(c) We will develop and launch, in a short time and in a timely manner, new products that will meet the diversifying market needs by newly establishing the Engineering Headquarters.
(d) We will tighten overall supervision of R & D projects, accelerate development of advanced technologies, and make effective use of existing technologies through establishment of the Engineering Headquarters.

3. With the aim of further reinforcing the precision small motor business, we entered into an agreement on August 27, 2003 with Matsushita Electric Industrial Co., Ltd. to establish a new joint venture company in order to integrate all functions of both companies' information equipment motor business in four categories – axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors. The joint venture company is scheduled to be established in April 2004, with Minebea holding an expected share of 60% and Matsushita 40%.

(4) Basic ideas on Corporate Governance and Measures to be taken

We consider that a company should be managed or administered in a way that shareholder value is maximized. In order for members of the Board, who represent the interests of shareholders, to fully function, the Board of Directors decided at a meeting on April 25, 2003 to introduce an Executive Officer System and a new structure of the Board of Directors.

To reinforce the Board of Directors' function as the highest management decision making body, we will reduce the number of members of the Board of Directors to 10 from the current 25, with the aim of realizing quicker and more strategically focused management decision making. Also, two of the 10 Board members will be independent directors, enabling us to strengthen the relative role of independent directors.
Additionally, we will introduce an Executive Officer System to facilitate a clear distinction between the Board of Directors with management and supervisory functions and Executive Officers with business executing functions and to speed up business executing functions. Unlike Directors on the Board, Executive Officers can be elected or dismissed by the Board of Directors at its discretion. Through a flexible use of this system, we will further vitalize our organization and human resources.
These decisions were submitted for approval at the General Shareholders' Meeting in June 2003 and at a meeting of the Board of Directors to be held subsequently.

(5) Management Index

Our consolidated forecasts for fiscal year ending March 2004 and fiscal year ending March 2005 are as follows:

(Amount: million of yen)

	Fiscal year ending March 2004	Fiscal year ending March 2005
Net sales	275,000 (101%)	300,000 (107%)
Operating income	21,000 (109%)	28,000 (133%)
Ordinary income	17,000 (127%)	25,000 (147%)
Net income	8,500 (−%)	15,000 (176%)
Capital Investment	27,500 (168%)	20,200 (73%)

(%): Year-on-year rate of change

We review annually projections in our medium-term operating plan based on drastically changing economic environment.

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the half year

During the half year of the current consolidated fiscal year, the Japanese economy in general took a somewhat favorable turn. Though temporarily affected by the Iraq war and the SARS epidemic, demand picked up overseas and exports increased. While consumer spending remained flat, capital investment began to increase and stock prices picked up. The U.S. economy, though worsened in the first quarter owing to destabilizing factors including the Iraq war, showed signs of recovery such as a pickup in stock prices in the middle of the interim period in anticipation of improved corporate performance and improvement in consumer spending triggered by the tax reduction package.
The European economy grew more stagnant with exports and production slowed down owing to the strong Euro. The Asian economies remained strong in China and Thailand despite negative effect of the SARS epidemic, while in Korea and Singapore business showed signs of slowdown.
In the interim period of the previous fiscal year, demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – showed a remarkable recovery as inventory adjustments finished throughout the industry. Though sluggish in the second quarter of the current fiscal year, demand recovered steadily in the interim period of the current fiscal year as the global economy picked up gradually. However, price competition grew even more intense, keeping us in a difficult situation.
In this business climate, we redoubled our efforts not only to expand sales, but also to reduce costs by further improving efficiency of our sales and manufacturing activities, to improve product quality, and to develop high value-added products. As a result, net sales were 133,741 million yen, operating income 9,467 million yen, and ordinary income 7,558 million yen, down 3,507 million yen (-2.6%), 708 million yen (-7.0%), and 108 million yen (-1.4%), respectively, compared with the same period last year. Interim net income amounted to 2,726 million yen, up 183 million yen (7.2%) compared with the same period last year, despite posting, as extraordinary losses, retirement benefits to directors and corporate auditors in the amount of 431 million yen as a result of changes to the structure of the Board of Directors (reduction in the number of directors) and special severance payments for early retired employees totaling 307 million yen and posting the income tax adjustment of 1,376 million yen in accordance with tax effect accounting.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Ball bearing sales in general were firm. Sales to the information & telecommunications equipment industry and the automobile industry decreased compared with the same period last year, while those to the household electrical appliance makers were brisk.
Demand for rod-end bearings continued to decline from the aerospace industry – our major market segment – ever since the 9-11 terrorist attacks in the U.S. Sales of pivot assemblies were brisk as demand from the PC-related

industry began to recover.
Amid further appreciation of the yen and intensified price competition, net sales decreased 4,644 million yen (-7.7%) from the same period last year to 55,665 million yen, while operating income rose 15 million yen (0.2%) to 9,178 million yen compared with the same period last year, which is the fruit of our cost reduction measures.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors, and stepping motors; PC keyboards; speakers; switching power supplies; lighting devices; and measuring instruments.

Demand from the information & telecommunications equipment industry – the primary customer base – recovered, while competition for securing orders grew even more intense. In this business climate, sales of HDD spindle motors and lighting devices steadily increased and those of fan motors remained strong. However, termination of floppy disk drive (FDD) business in the third quarter of the previous fiscal year and weak sales of stepping motors and PC keyboards offset these positive factors. As a result, net sales stood at 78,076 million yen and operating income at 289 million yen, up 1,136 million yen (1.5%) and down 724 million yen (-71.5%), respectively, compared with the same period last year.

(b) The Performance by Geographical Segment is as follows:

Japan

Though economic conditions took a favorable turn, owing to the effect of the termination of our FDD business and the production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales declined 5,506 million yen (-14.4%) from the same period last year to 32,826 million yen. Operating income, however, increased 680 million yen (59.1%) to 1,831 million yen over the same period last year.

Asia

This region offers important manufacturing bases for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S. and to production shift to this region by Japanese, American and European customers.

At the same time, price competition is getting more intense as production expands in this part of the world.

As a consequence, net sales increased 9,881 million yen (19.0%) over the same period last year to 61,872 million yen, whereas operating income declined 605 million yen (-8.4%) from the same period last year to 6,579 million yen.

North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors were weak in this region. In addition, amid a swift escalation of production shift by our customers to Asia, demand from the aerospace industry for aircraft bearings such as rod-end bearings continued to decline since the 9-11 terrorist attacks in the U.S. This held business in this region in a difficult situation.

As a result, net sales and operating income declined 6,226 million yen (-20.6%) and 387 million yen (-46.1%) from the same period last year to 24,001 million yen and 452 million yen, respectively.

Europe

Despite an increasingly decelerating trend in the European economy, sales of ball bearings, rod-end bearings and other products were firm. On the other hand, sales of electronic devices and components such as PC keyboards were slow. As a result, net sales were 15,041 million yen and operating income 603 million yen, down 1,656 million yen (-9.9%) and 398 million yen (-39.8%), respectively, compared with the same period last year.

2. Outlook for the current fiscal year

For the full consolidated fiscal year, we expect it will take the Japanese economy some more time to make a full-fledged recovery, owing to continuation of severe employment and income situations and lower consumption spending, although increased exports prompted by a pickup in demand overseas and a rise in stock prices reflect an upturn in the business climate.

Overseas economy, in the meantime, shows a temporary recovery trend owing to the completion of inventory adjustment in the IT-related industry; however, business outlook will continue to be uncertain for a while because of negative factors such as the concern about possible decline in stock prices that rose after the end of the Iraq war, the concern about recurrence of terrorism, the troubled Middle East situation, and unstable oil prices.

(a) The Outlook by business Segment for the current fiscal year is as follows:

Machined components business

Ever since the 9-11 terrorist attacks in the U.S., demand from the aerospace industry – one of our major customer bases for rod-end bearings – continues to be weak and is expected to remain so during the current fiscal year. As for ball bearings and pivot assemblies, we will continue sales expansion efforts. Demand from the information & telecommunications equipment industry – the major customer for these products – is on a recovery trend. We expect demand from the household electrical appliance and automobile manufacturers will remain brisk. Competition for securing orders is expected to continue. We will continue our effort to further reduce manufacturing costs, to enhance product quality, and to expand sales of ball bearings and the related mainstay

products, so that we will be able to improve our business performance.

Electronic devices business.

With the completion of inventory adjustments by the information & telecommunications equipment industry, which is the core market for this business segment, demand is on a recovery trend. Amid the increasingly intense price competition, we will strive to further expand sales of fan motors, lighting devices, and HDD spindle motors, all of which enjoyed strong business; and to take cost-reduction measures for core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) The outlook by Geographical Segment for the current fiscal year is as follows:

Japan

We expect that, against the backdrop of increasingly fierce price competition, many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and, at the same time, will intensify the links between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

We expect demand from the aerospace industry – one of our main customer bases - will continue to dwindle further, owing to continued declines in the number of air travelers ever since the 9-11 terrorist attacks in the U.S. and to customers' production shift to China and other parts of Asia. Business in this region, on the whole, is expected to remain stagnant.

Europe

We will continue to strive to expand sales of bearings and other core products by streamlining operations and responding quickly to market needs.

(2) Financial Position in the Interim Period of the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the interim period totaled 11,850 million yen, down 2,326 million yen (-16.4%) compared with the end of the previous fiscal year.

Cash flows from various activities during the interim period and relevant factors are as follows:

Our all-out effort to improve business performance brought net cash inflow of 5,787 million yen from operating activities. Expenditure for purchase of property, plant and equipment amounted to 9,884 million yen, resulting in net cash outflow of 7,576 million yen from investing activities. Increase in short-term and long-term loans payable amounting to 1,699 million yen and other factors resulted in net cash outflow of 224 million yen from financing activities.

(3) Important Agreement in the Interim Period of the Current Fiscal Year

We ("Minebea") and Matsushita Electric Industrial Co., Ltd. ("Matsushita") entered into an agreement on August 27,2003 to establish a new joint venture company with the aim of integrating all functions of both companies' information equipment motor business in four categories – axial fan motors, stepping motors, vibration motors and direct DC brush motors. The joint venture company is scheduled to be established in April 2004, with Minebea holding an expected share of 60% and Matsushita 40%.

4. Interim Consolidated Financial Statements and Notes

(1) Interim Consolidated Balance Sheets

	As of September 30,2003		As of September 30,2002		Increase or (decrease) (2003– 2002)		As of March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	132,800	41.8	127,497	38.9	5,303	4.2	127,447	39.8
Cash and cash equivalents	11,850		11,634		215		14,177	
Notes and accounts receivable	58,577		54,109		4,467		54,085	
Inventories	45,351		44,503		848		43,204	
Deferred tax assets	8,328		6,818		1,510		8,593	
Others	9,128		10,963		(1,834)		7,856	
Allowance for doubtful receivables	(435)		(531)		95		(469)	
Fixed assets	184,554	58.2	200,586	61.1	(16,031)	(8.0)	192,608	60.2
Tangible fixed assets	156,409		168,702		(12,293)		162,960	
Building and structure	94,288		98,052		(3,763)		97,395	
Machinery and transportation equipment	188,375		191,125		(2,750)		191,394	
Tools, furniture and fixtures	46,630		47,480		(849)		47,497	
Land	16,508		16,786		(277)		16,710	
Construction in progress	1,640		888		752		438	
Accumulated depreciation	(191,033)		(185,629)		(5,404)		(190,476)	
Intangible fixed assets	12,867		14,507		(1,640)		13,749	
Consolidation adjustments	11,917		13,541		(1,624)		12,837	
Others	950		965		(15)		912	
Investments and other assets	15,277		17,375		(2,098)		15,898	
Investment in securities	5,835		6,525		(690)		3,982	
Long-term loans receivable	144		232		(88)		188	
Deferred tax assets	7,584		8,341		(757)		9,494	
Others	1,821		2,490		(668)		2,715	
Allowance for doubtful receivables	(108)		(215)		106		(483)	
Deferred assets	9	0.0	22	0.0	(12)	(55.2)	13	0.0
Total assets	317,365	100.0	328,106	100.0	(10,740)	(3.3)	320,069	100.0

	September 2003	September 2002	March 2003
(Note) Treasury stock	78,445 shares	25,413 shares	66,853 shares

	As of September 30,2003		As of September 30,2002		Increase or (decrease) 2003-2002		As of March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	135,873	42.8	144,523	44.1	(8,650)	(6.0)	134,459	42.0
Notes and accounts payable	24,572		22,291		2,281		24,025	
Short-term loans payable	68,276		55,272		13,004		67,475	
Commercial paper	3,000		–		3,000		3,000	
Current portion of long-term loans payable	3,549		27,994		(24,444)		787	
Current portion of bonds	10,000		–		10,000		10,000	
Current portion of convertible bonds	–		13,823		(13,823)		–	
Accrued income taxes	2,407		3,507		(1,100)		2,662	
Accrued bonuses	4,522		4,807		(285)		3,358	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc	2,390		–		2,390		3,144	
Reserve for environmental preservation expense	1,129		–		1,129		1,206	
Others	16,024		16,827		(802)		18,799	
Long-term liabilities	84,450	26.6	77,752	23.7	6,697	8.6	87,128	27.2
Bonds	28,000		35,000		(7,000)		28,000	
Convertible bonds	27,080		27,080		–		27,080	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	23,672		11,142		12,530		26,782	
Allowance for retirement benefits	683		223		459		229	
Allowance for retirement benefits to executive officers	7		–		7		–	
Others	1,007		307		700		1,036	
Total liabilities	220,324	69.4	222,276	67.8	(1,952)	(0.9)	221,587	69.2
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	962	0.3	107	0.0	854	792.8	269	0.1
SHAREHOLDERS' EQUITY								
Common stock	68,258	21.5	68,258	20.8	–	–	68,258	21.3
Additional paid-in capital	94,756	29.9	94,756	28.9	–	–	94,756	29.6
Retained earnings	2,256	0.7	7,317	2.2	(5,060)	(69.2)	(454)	(0.1)
Difference on revaluation of other marketable securities	1,098	0.3	(1,284)	(0.4)	2,383	(185.5)	(37)	(0.0)
Foreign currency translation adjustments	(70,249)	(22.1)	(63,308)	(19.3)	(6,940)	11.0	(64,274)	(20.1)
Treasury stock	(43)	(0.0)	(18)	(0.0)	(25)	139.0	(37)	(0.0)
Total Shareholders' Equity	96,078	30.3	105,721	32.2	(9,643)	(9.1)	98,212	30.7
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY.	317,365	100.0	328,106	100.0	(10,740)	(3.3)	320,069	100.0

(2)Interim Consolidated Statements of Income

	Half year ended Sept. 30,2003		Half year ended Sept. 30,2002		Increase or (decrease) 2003-2002		Year ended March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	133,741	100.0	137,249	100.0	(3,507)	(2.6)	272,202	100.0
Cost of sales	100,385	75.1	102,511	74.7	(2,126)	(2.1)	203,500	74.8
Gross profit	33,356	24.9	34,737	25.3	(1,380)	(4.0)	68,702	25.2
Selling, general and administrative expenses	23,889	17.8	24,561	17.9	(672)	(2.7)	49,350	18.1
Operating income	9,467	7.1	10,176	7.4	(708)	(7.0)	19,352	7.1
Other income	584	0.4	713	0.5	(128)	(18.0)	1,226	0.4
Interest income	63		81		(18)		243	
Dividends income	25		47		(22)		48	
Equity income of affiliates	4		2		2		10	
Foreign currency exchange gain	–		97		(97)		–	
Others	491		484		7		923	
Other expenses	2,493	1.8	3,222	2.3	(728)	(22.6)	7,158	2.6
Interest expenses	1,713		2,520		(807)		4,765	
Foreign currency exchange loss	147		–		147		506	
Others	632		701		(68)		1,886	
Ordinary income	7,558	5.7	7,667	5.6	(108)	(1.4)	13,420	4.9
Extraordinary income	119	0.1	21	0.0	98	463.1	37	0.0
Revised loss on liquidation of affiliates the fical year	72		–		72		–	
Gain on sales of fixed assets	47		21		26		34	
Gain on sales of investments securities	–		–		–		3	
Extraordinary loss	1,378	1.1	871	0.6	506	58.1	12,961	4.7
Loss on sales of fixed assets	74		30		44		110	
Loss on disposal of fixed assets	251		335		(84)		602	
Loss on revaluation of investments securities	–		27		(27)		4,945	
Loss on liquidation of affiliates	–		164		(164)		1,843	
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	–		–		–		3,144	
Loss for after-care of products	–		–		–		482	
Environmental preservation expense	–		–		–		1,206	
Retirement benefit expense	313		313		(0)		626	
Special severance payment	307		–		307		–	
Retirement benefits to directors and corporate auditors	431		–		431		–	
Income before income taxes	6,299	4.7	6,817	5.0	(517)	(7.6)	495	0.2
Income taxes								
Current (including enterprise tax)	2,247		2,322		(74)		4,276	
Adjustment of income taxes	1,376		1,934		(557)		(1,369)	
Total income taxes	3,624	2.7	4,256	3.1	(632)	(14.9)	2,906	1.0
Minority interest in earnings of consolidated subsidiaries	(51)	(0.0)	16	0.0	(68)	–	23	0.0
Net income	2,726	2.0	2,543	1.9	183	7.2	(2,434)	(0.8)

(3) Interim Consolidated Statements of Retained Surplus

	Half year ended Sept. 30,2003	Half year ended Sept. 30,2002	Increase or (decrease) 2003-2002	Year ended March 31,2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of interim period (full year)..	94,756	94,756	–	94,756
Additional paid-in capital at end of interim period (full year)..............	94,756	94,756	–	94,756
RETAINED EARNINGS				
Retained earnings at beginning of interim period (full year).............	(454)	4,774	(5,228)	4,774
Retained earnings at beginning of interim period (full year).........	(454)	4,774	(5,228)	4,774
Increase of retained earnings...........	2,726	2,543	183	(2,434)
Net income..............................	2,726	2,543	183	(2,434)
Decrease of retained earnings...........	16	–	16	2,793
Decrease of retained earnings for decrease of consolidated subsidiaries	16	–	16	–
Cash dividends.............................	–	–	–	2,793
Retained earnings at end of interim period (full year).........................	2,256	7,317	(5,060)	(454)

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Half year ended Sep 30,2003	Half year ended Sep 30,2002	Increase or (decrease) 2003-2002	Year ended March 31,2003
1.Cash Flows from Operating Activities:				
Income before income taxes	6,299	6,817	(517)	495
Depreciation	11,053	11,450	(397)	22,826
Amortization of consolidation adjustments	517	596	(78)	1,189
Equity income of affiliates	(4)	(2)	(2)	(10)
Interest income and dividends received	(88)	(129)	41	(292)
Interest expenses	1,713	2,520	(807)	4,765
Loss on sales of fixed assets	27	9	17	76
Loss on disposal of fixed assets	251	335	(84)	602
Loss on liquidation of affiliates	–	164	(164)	1,843
Increase (decrease) in reserve for losses on after-care of products	(182)	–	(182)	482
Gain on sales of investments securities	–	–	–	(3)
Loss on revaluation of investments securities	–	27	(27)	4,945
Increase in notes and accounts receivable	(6,732)	(3,931)	(2,800)	(4,070)
(Increase) decrease in inventories	(4,320)	3,019	(7,339)	3,972
Increase (decrease) in notes and accounts payable	855	(3,408)	4,264	(1,585)
Increase (decrease) of allowance for doubtful receivables	(384)	68	(453)	280
Increase (decrease) in accrued bonuses	1,228	1,390	(162)	(58)
Increase (decrease) in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc.	(730)	–	(730)	3,144
Increase of reserve for environmental preservation expenses	–	–	–	1,206
Increase in retirement allowance	570	14	556	22
Increase of allowance for retirement benefits to executive officers	7	–	7	–
Payment of bonus to directors and corporate auditors	–	(66)	66	(66)
Others	(122)	733	(856)	1,787
Sub-total	9,959	19,610	(9,650)	41,553
Receipt of interest and dividends	86	102	(14)	266
Payment of interest	(1,619)	(2,674)	1,055	(5,086)
Payment of income taxes	(2,639)	(2,454)	(185)	(4,453)
Net cash provided by operating activities	5,787	14,583	(8,795)	32,279
2.Cash Flows from Investing Activities:				
Expenditure for purchase of property, plant and equipment	(9,884)	(8,019)	(1,864)	(16,382)
Proceeds from sales of property, plant and equipment	998	153	844	662
Purchase of investment in securities	(0)	(60)	60	(379)
Proceeds from sales of investment in securities	14	–	14	7
Proceeds from sales of subsidiaries with a change of the scope of consolidation	385	–	385	–
Long term loans receivables	(13)	(136)	123	(154)
Recovery of long term loans receivables	57	172	(114)	232
Others	865	44	821	(221)
Net cash used in investing activities	(7,576)	(7,846)	270	(16,233)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	1,747	(4,569)	6,317	7,954
Increase in the amount in commercial paper	–	–	–	3,000
Long term loans payable	1,287	–	1,287	17,000
Repayment of long term loans payable	(1,335)	(1,338)	3	(29,794)
Earnings from issuance of bonds	–	–	–	3,000
Loss on redemption of convertible bonds	–	–	–	(13,823)
Purchase of treasury stock	(5)	(11)	6	(31)
Dividends paid	(2,793)	(2,794)	0	(2,794)
Dividends paid to minority shareholders	(27)	–	(27)	–
Paid-in capital from minority shareholders	901	–	901	163
Others	–	–	–	(145)
Net cash used in financing activities	(224)	(8,713)	8,489	(15,471)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(312)	(340)	27	(349)
5.Net Increase (Decrease) in Cash and Cash Equivalents	(2,326)	(2,317)	(8)	224
6.Cash and Cash Equivalents at Beginning of Year	14,177	13,952	224	13,952
7.Cash and Cash Equivalents at End of Interim Period (Full Year)	11,850	11,634	215	14,177

(5) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies............47 companies
   Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

   Number of affiliated companies...................2 companies
   of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
   (a) Changes in consolidated subsidiaries

Anew:	None		
Exclusion:	Liquidation	(4 companies)	NMB Fans Ltd.
			PSI (NMB) Inc.
			Actus Singapore (Pte.) Ltd.
			Actus Australia (Pty.) Ltd.
	Sales of Stock	(1 company)	IMC Magnetics Corp.

   (b) Changes of the companies subject to equity method

Anew:	None
Exclusion:	None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose interim closing dates are different from that of the Company adjusted their interim financial statements to the Company's closing date.

4. Significant accounting policies
   (a) Valuation basis and method of significant assets
   1. Inventories
      The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
      Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2. Other marketable securities
      Securities with Market Value
      The Company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
      Securities without Market Value
      Non-listed securities are stated at cost determined by the moving average method.

   (b) Method of significant Depreciation
   1. Tangible fixed assets
      The Company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
      Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
      The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
      Consolidated overseas subsidiaries mainly adopt the straight-line method.

   (c) Valuation basis of significant allowances
   1. Allowance for retirement benefits
      Regarding the Company and its consolidated Japanese subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.
      Regarding the difference of 3,134 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.
      Over the five to fifteen years within the average remaining length of employees' service, the Company will

charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.
Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

2. Allowance for doubtful receivables
The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.
Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

3. Accrued bonuses
The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.
Consolidated overseas subsidiaries make the record on accrual basis.

4. Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers
With regard to losses estimated to arise, in the next consolidated fiscal year, from withdrawal from the business of switching power supplies, inductors and transformers, etc, a reasonably estimated amount has been posted in the current consolidated fiscal year.

5. Reserve for environmental preservation expenses
With regard to losses estimated to arise, in the next consolidated fiscal year, as environmental preservation expenses, a reasonably estimated amount has been posted in the current consolidated fiscal year.

6. Allowance for retirement benefits to executive officers
To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the interim period of the current fiscal year is shown.

(d) Translation of foreign currency assets and liabilities in interim financial statements of the company and consolidated subsidiaries
The company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).
Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of the interim period balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting method of significant lease transactions
In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions
The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting method of consumption tax and other
Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

5. Range of cash in cash flow statements
Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments, which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) NOTES

(a)Segment Information

(1) By business segments

(Half year ended September 30, 2003) (Amount: millions of yen)

	FY2004 (Interim)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	55,665	78,076	133,741	–	133,741
(2) Sales to other segment	1,111	4	1,116	(1,116)	–
Total	56,777	78,080	134,858	(1,116)	133,741
Operating expense	47,598	77,791	125,390	(1,116)	124,274
Operating income	9,178	289	9,467	–	9,467
2. Assets, depreciation and capital expenditure					
Assets	187,802	206,686	394,488	(77,123)	317,365
Depreciation	5,479	5,573	11,053	–	11,053
Capital expenditure	2,068	7,987	10,056	–	10,056

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Half year ended September 30, 2002) (Amount: millions of yen)

	FY2003 (Interim)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	60,309	76,940	137,249	–	137,249
(2) Sales to other segment	5,277	–	5,277	(5,277)	–
Total	65,587	76,940	142,527	(5,277)	137,249
Operating expense	56,424	75,926	132,350	(5,277)	127,073
Operating income	9,163	1,013	10,176	–	10,176
2. Assets, depreciation and capital expenditure					
Assets	185,308	208,940	394,248	(66,142)	328,106
Depreciation	5,488	5,962	11,450	–	11,450
Capital expenditure	1,987	6,191	8,179	–	8,179

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003 (Annual)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	118,117	154,084	272,202	–	272,202
(2) Sales to other segment	7,637	–	7,637	(7,637)	–
Total	125,755	154,084	279,840	(7,637)	272,202
Operating expense	107,235	153,252	260,488	(7,637)	252,850
Operating income	18,519	832	19,352	–	19,352
2. Assets, depreciation and capital expenditure					
Assets	191,793	204,489	396,283	(76,213)	320,069
Depreciation	10,377	12,448	22,826	–	22,826
Capital expenditure	4,750	11,853	16,603	–	16,603

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(2) By geographical segments

(Half year ended September 30, 2003) (Amount: millions of yen)

	FY2004 (Interim)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	32,826	61,872	24,001	15,041	133,741	−	133,741
(2) Sales to other segment	69,383	62,862	1,524	687	134,457	(134,457)	−
Total	102,209	124,735	25,525	15,728	268,198	(134,457)	133,741
Operating expense	100,377	118,155	25,072	15,125	258,731	(134,457)	124,274
Operating income	1,831	6,579	452	603	9,467	−	9,467
2. Assets	159,410	213,281	33,751	20,860	427,303	(109,938)	317,365

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(Half year ended September 30, 2002) (Amount: millions of yen)

	FY2003 (Interim)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	38,332	51,991	30,227	16,697	137,249	−	137,249
(2) Sales to other segment	56,054	52,824	1,123	2,380	112,383	(112,383)	−
Total	94,386	104,816	31,351	19,078	249,632	(112,383)	137,249
Operating expense	93,235	97,632	30,511	18,076	239,456	(112,383)	127,073
Operating income	1,151	7,184	839	1,001	10,176	−	10,176
2. Assets	171,286	200,602	36,239	25,861	433,989	(105,883)	328,106

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	72,754	107,789	58,997	32,660	272,202	–	272,202
(2) Sales to other segment	110,133	101,268	2,613	3,306	217,321	(217,321)	–
Total	182,888	209,057	61,610	35,966	489,523	(217,321)	272,202
Operating expense	179,755	196,639	59,752	34,024	470,171	(217,321)	252,850
Operating income	3,133	12,418	1,858	1,942	19,352	–	19,352
2. Assets	175,916	185,397	37,064	20,528	418,907	(98,837)	320,069

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Half year ended September 30, 2003) (Amount: millions of yen)

	FY2004 (Interim)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	62,027	22,791	16,095	100,914
2. Total sales				133,741
3. Overseas sales on total sales	46.4%	17.0%	12.0%	75.4%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Half year ended September 30, 2002) (Amount: millions of yen)

	FY2003 (Interim)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	51,596	29,376	17,426	98,399
2. Total sales				137,249
3. Overseas sales on total sales	37.6%	21.4%	12.7%	71.7%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003 (Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,941	57,102	34,322	198,367
2. Total sales				272,202
3. Overseas sales on total sales	39.3%	21.0%	12.6%	72.9%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

	Millions of Yen								
	Half year ended Sep.30,2003			Half year ended Sep.30,2002			Full year ended March 31,2003		
(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance
Machinery and transportation equipment	1,318	707	611	1,396	658	738	1,364	650	714
Tools, furniture and fixtures	3,189	1,652	1,537	3,268	1,677	1,591	3,332	1,691	1,640
Total	4,508	2,359	2,148	4,665	2,335	2,329	4,697	2,342	2,355

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "interest payment inclusive method."

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

within-1-year	1,049	1,069	1,107
over 1-year	1,098	1,260	1,247
Total	2,148	2,329	2,355

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	661	633	1,247
Equivalent of depreciation expenses	661	633	1,247

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c) Marketable securities

1. Marketable securities (Amount: millions of yen)

Classification	FY2004 (Interim)			FY2003 (Interim)			FY2003 (Annual)		
	Book value	Market price	Gain or (loss)	Book value	Market price	Gain or (loss)	Book value	Market price	Gain or (loss)
Other Marketable Securities with Market Value									
Stock	2,719	4,520	1,801	7,322	5,181	(2,140)	2,723	2,660	(62)
Total	2,719	4,520	1,801	7,322	5,181	(2,140)	2,723	2,660	(62)

(Note) Owing to the impairment of shares with quoted market values that are included in other marketable securities, losses on revaluation of marketable and investment securities totaled 27 million yen in the first half of fiscal year 2003 and 4,914 million yen in fiscal year 2003.

2. Main securities without market value (Amount: millions of yen)

Classification	FY2004 (Interim)	FY2003 (Interim)	FY2003 (Annual)
Stock	1,094	1,135	1,104
Total	1,094	1,135	1,104

(Note) Non-listed stock (Except for stock at over the counter)

(d) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Exchange contract (Amount: millions of yen)

Classification	FY2004 (Interim)				FY2003 (Interim)				FY2003 (Annual)			
	Contract amount	Over 1-year	Current price	Revaluation profit or (loss)	Contract amount	Over 1-year	Current price	Revaluation profit or (loss)	Contract amount	Over 1-year	Current price	Revaluation profit or (loss)
Non-market transaction												
Exchange Contract Transaction												
Selling Order												
US dollar	–	–	–	–	728	–	728	–	407	–	407	–
Japanese YEN	–	–	–	–	250	–	250	–	83	–	83	–
Euro	–	–	–	–	11	–	11	–	19	–	19	–
HK dollar	–	–	–	–	–	–	–	–	2,142	–	2,142	–
Buying Order												
Japanese YEN	–	–	–	–	45	–	45	–	35	–	35	–
Total	–	–	–	–	1,036	–	1,036	–	2,687		2,687	–

(Notes) 1. Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2. We excluded the items that are applied hedge account from this financial year's report.
3. For derivative transactions expected to be made in October 2002 and April 2003, exchange contracts were made in Singapore at the end of respective closing date.

(7) Amounts of production, orders received, sales

1. Production

Business segments	Product amount (millions of yen)	Change Y / Y (%)
Machined components business	59,013	98.7
Electronic devices and components business	81,455	104.9
Total	140,468	102.2

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders received

Business segments	Orders received (millions of yen)	Change Y / Y (%)	Order backlog (millions of yen)	Change Y / Y (%)
Machined components business	55,886	95.6	33,446	103.1
Electronic devices and components business	79,679	104.4	23,672	103.5
Total	135,565	100.6	57,118	103.2

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

Business segments	Sales amount (millions of yen)	Change Y / Y (%)
Machined components business	55,665	92.3
Electronic devices and components business	78,076	101.5
Total	133,741	97.4

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED INTERIM FINANCIAL RESULTS

(Half year ended September 30 , 2003)

November 13, 2003

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Representative: Tsugio Yamamoto — Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi — Managing Executive Officer in charge of Finance and Accounting
Tel. (03)5434-8611
Board of Directors' Meeting for Non-consolidated interim Financial Results held on : November 13, 2003
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1,2003 through September 30,2003)

(1) Results of Operations (Amounts less than one million yen are omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2004 Interim	92,482	10.9	1,836	(33.8)	5,782	19.8
FY2003 Interim	83,402	(6.9)	2,775	121.6	4,828	45.1
FY2003 Annual	162,952		5,018		11,062	

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2004 Interim	1,480	(30.2)	3.71
FY2003 Interim	2,122	32.7	5.32
FY2003 Annual	1,227		3.08

(Notes) 1. Weighted average number of shares outstanding during the respective years:
399,094,811 shares at September 30, 2003
399,150,108 shares at September 30, 2002
399,131,972 shares at March 31, 2003

2. Changes in accounting method: None

3. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Dividends

	Interim dividends per share (yen)	Annual dividends per share (yen)
FY2004 Interim	—	—
FY2003 Interim	—	—
FY2003 Annual	—	7.00

(Note) Detail of current interim dividends
Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2004 Interim	367,810	181,057	49.2	453.68
FY2003 Interim	371,735	180,906	48.7	453.24
FY2003 Annual	362,682	181,240	50.0	454.12

(Notes) 1. Number of shares outstanding at end of term:
399,089,250 shares at September 30, 2003
399,142,282 shares at September 30, 2002
399,100,842 shares at March 31, 2003

2. Number of treasury stock at end of term:
78,445 shares at September 30, 2003
25,413 shares at September 30, 2002
66,853 shares at March 31, 2003

2. Prospect for current fiscal year (April 1, 2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share	
				Year-end(yen)	Annual(yen)
Annual	179,500	12,000	4,800	7.00	7.00

(Reference) Projected net income per share(Annual): 12.03 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

1. Non-Consolidated Interim Balance Sheets

	As of Sept. 30, 2003		As of Sept. 30,2002		Increase or (decrease) (2003-2002)		As of March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	133,342	36.3	133,885	36.0	(542)	(0.4)	128,363	35.4
Cash and cash equivalents	4,857		6,280		(1,422)		7,487	
Notes receivable	5,315		2,648		2,666		2,249	
Accounts receivable	47,405		40,674		6,730		36,680	
Inventories	10,678		10,779		(101)		10,492	
Short-term loans receivable from affiliates	54,554		60,949		(6,394)		60,202	
Deferred tax assets	4,106		4,151		(45)		4,231	
Others	6,465		8,520		(2,055)		7,121	
Allowance for doubtful receivables	(40)		(118)		78		(100)	
Fixed assets	234,457	63.7	237,841	64.0	(3,383)	(1.4)	234,305	64.6
Tangible fixed assets	31,872		32,854		(982)		32,073	
Intangible fixed assets	860		887		(27)		841	
Investments and other assets	201,725		204,098		(2,373)		201,391	
Investments in securities	5,579		6,269		(690)		3,720	
Investments securities in affiliates	156,341		156,246		95		155,366	
Investments in partnerships with affiliates	27,733		27,608		124		27,733	
Long-term loans receivable from affiliates	9,368		7,700		1,668		8,567	
Deferred tax assets	5,905		8,240		(2,335)		7,983	
Others	1,173		1,733		(559)		1,994	
Allowance for doubtful receivables	(4,377)		(3,701)		(676)		(3,975)	
Deferred assets	9	0.0	8	0.0	1	13.9	13	0.0
Total Assets	367,810	100.0	371,735	100.0	(3,924)	(1.1)	362,682	100.0

(Notes)

	Millions of yen		
	Sept. 30 2003	Sept. 30 2002	March 31 2003
1. Accumulated depreciation of tangible fixed assets	49,624	47,967	48,849
2. Guaranteed liabilities	36,701	29,193	37,369
3. Issuance of common stock upon conversion of convertible bonds	-	-	-
Increase on conversion of convertible bonds	-	-	-
Transferred to common stock	-	-	-
4. Issuance of common stock upon conversion of bond with warrants	-	-	-
Increase of shares on conversion of bond with warrants	-	-	-
Transferred to common stock	-	-	-

	As of Sept. 30, 2003		As of Sept. 30,2002		Increase or (decrease) (2003-2002)		As of March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	104,636	28.5	119,204	32.0	(14,568)	(12.2)	100,327	27.6
Notes payable	3,419		3,362		57		2,998	
Accounts payable	30,175		28,052		2,123		23,817	
Short-term loans payable	50,560		38,001		12,558		52,033	
Commercial paper	3,000		–		3,000		3,000	
Current portion of long-term loans payable	500		27,700		(27,200)		500	
Current portion of bonds	10,000		–		10,000		10,000	
Current portion of convertible bonds	–		13,823		(13,823)		–	
Accrued income taxes	46		45		1		71	
Accrued bonuses	2,072		2,116		(44)		1,943	
Others	4,861		6,104		(1,242)		5,963	
Long-term liabilities	82,116	22.3	71,623	19.3	10,493	14.7	81,114	22.4
Bonds	28,000		35,000		(7,000)		28,000	
Convertible bonds	27,080		27,080		–		27,080	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	23,000		5,500		17,500		22,000	
Allowance for retirement benefits	29		43		(14)		34	
Allowance for retirement benefits to executive officers	7		–		7		–	
Total Liabilities	186,753	50.8	190,828	51.3	(4,075)	(2.1)	181,442	50.0
SHAREHOLDERS' EQUITY								
Common stock	68,258	18.6	68,258	18.4	–	–	68,258	18.8
Additional paid-in capital	94,756	25.8	94,756	25.5	–	–	94,756	26.1
Capital reserve	94,756		94,756		–		94,756	
Retained earnings	16,986	4.6	19,194	5.2	(2,208)	(11.5)	18,299	5.1
Earned surplus	2,085		2,085		–		2,085	
Voluntary reserve	11,500		11,500		–		11,500	
Unappropriated retained earnings	3,401		5,609		(2,208)		4,714	
Difference on revaluation of other marketable securities	1,098	0.2	(1,285)	(0.4)	2,384	(185.5)	(36)	(0.0)
Treasury stock	(43)	(0.0)	(18)	(0.0)	(25)	139.0	(37)	(0.0)
Total Shareholders' Equity	181,057	49.2	180,906	48.7	150	0.1	181,240	50.0
Total Liabilities and Shareholders' Equity	367,810	100.0	371,735	100.0	(3,924)	(1.1)	362,682	100.0

2. Non-Consolidated Interim Statements of Income

	Half year ended Sept. 30, 2003		Half year ended Sept. 30, 2002		Increase or (decrease) (2003-2002)		Full year ended March 31,2003	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	92,482	100.0	83,402	100.0	9,080	10.9	162,952	100.0
Cost of sales	79,819	86.3	70,426	84.4	9,392	13.3	136,897	84.0
Gross profit	12,663	13.7	12,976	15.6	(312)	(2.4)	26,054	16.0
Selling, general and administrative expenses	10,827	11.7	10,201	12.3	626	6.1	21,036	12.9
Operating income	1,836	2.0	2,775	3.3	(939)	(33.8)	5,018	3.1
Other income	5,153	5.6	3,792	4.6	1,361	35.9	9,420	5.8
Interest income	457		490		(33)		969	
Dividends received	4,455		2,958		1,496		7,786	
Rent income of fixed assets	174		250		(75)		504	
Others	65		92		(27)		159	
Other expenses	1,207	1.3	1,739	2.1	(532)	(30.6)	3,375	2.1
Interest and discount charge	314		701		(387)		1,392	
Interest on bonds	583		632		(48)		1,252	
Foreign currency exchange loss	163		226		(62)		294	
Others	145		179		(34)		436	
Ordinary income	5,782	6.3	4,828	5.8	954	19.8	11,062	6.8
Extraordinary income	119	0.1	427	0.5	(307)	(72.0)	450	0.3
Gain on sales of fixed assets	50		103		(52)		123	
Gain on sales of investments in securities	-		-		-		3	
Liquidation dividend from affiliated company	-		205		(205)		205	
Reversal of allowance for doubtful receivable	68		118		(49)		118	
Extraordinary loss	2,339	2.5	884	1.1	1,454	164.5	8,117	5.0
Loss on sales of fixed assets	51		59		(8)		117	
Loss on revaluation of investments securities	-		27		(27)		4,945	
Allowance for doubtful receivables	713		-		713		-	
Loss on revaluation of investments securities in affiliates	376		550		(173)		2,280	
Loss on liquidation of affiliated companies	-		-		-		256	
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	210		-		210		-	
Loss for after-care of products	-		-		-		23	
Retirement benefit expense	247		247		-		494	
Special severance payment	307		-		307		-	
Retirement benefits to directors and corporate auditors	431		-		431		-	
Income before income taxes	3,563	3.9	4,371	5.2	(808)	(18.5)	3,395	2.1
Income taxes (including enterprise tax)	606	0.7	426	0.5	180	42.4	999	0.6
Adjustment of income taxes	1,476	1.6	1,823	2.2	(347)	(19.0)	1,168	0.7
Total income taxes	2,082	2.3	2,249	2.7	(166)	(7.4)	2,167	1.3
Net income	1,480	1.6	2,122	2.5	(641)	(30.2)	1,227	0.8
Retained earnings brought forward from the previous period	1,920		3,486		(1,566)		3,486	
Unappropriated retained earnings at end of interim period (full year)	3,401		5,609		(2,208)		4,714	

3. Significant Accounting Policies

(a) Valuation basis and method of significant assets

(1) Marketable securities

Investments securities in subsidiaries and affiliates:	Stated at cost determined by the moving average method.
Other maketable securities:	Securities with Market Value Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.) Securities without Market Value Non listed marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finish goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors. Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the interim period of the current fiscal year is shown.

(d) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(e) Accounting method of significant lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of significant hedge transactions

The Company had no significant hedge operations to report during the interim term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Other significant accounting policie

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

4. Notes

(a) Relating to lease transactions

Millions of yen

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Half year ended Sept.30,2003			Half year ended Sept.30,2002			Full year ended March 31,2003		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	290	182	107	325	162	163	307	172	135
Tools, furniture and fixtures	2,560	1,304	1,255	2,615	1,386	1,229	2,528	1,302	1,226
Total	2,850	1,487	1,362	2,940	1,548	1,392	2,835	1,474	1,361

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "Interest payment inclusive method."

(2) Equivalent of interim (year-end) closing balance of unexpired lease expenses:

within 1-year	619	603	595
over 1-year	743	788	765
Total	1,362	1,392	1,361

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	360	338	678
Equivalent of depreciation expenses	360	338	678

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

5. Dividends per share

	FY2004 Interim	FY2003 Interim	FY2003 Annual
	Interim (yen)	Interim (yen)	Annual (yen)
Common stock	―――	―――	7.00
(Breakdown)			
Memorial dividends	―――	―――	―――
Special dividends	―――	―――	―――
New stocks	―――	―――	―――
Preferred stocks	―――	―――	―――
Subsidiaries-linked dividend stocks	―――	―――	―――

November 13, 2003
Minebea Co., Ltd.

Supplementary Financial Data
for the First Half of Fiscal Year ending March 31, 2004

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 03			Half year ended Sep.03	Prospect for the half year ending Mar. 04	Prospect for the full year ending Mar. 04	%Change Y/Y	
	1st Half	2nd Half	Full Year				1st Half*1	Full Year*2
Net sales	137,249	134,953	272,202	**133,741**	141,259	275,000	-2.6%	+1.0%
Operating income	10,176	9,176	19,352	**9,467**	11,533	21,000	-7.0%	+8.5%
Ordinary income	7,667	5,753	13,420	**7,558**	9,442	17,000	-1.4%	+26.7%
Income before income taxes	6,817	-6,322	495	**6,299**	9,701	16,000	-7.6%	+3,132.3%
Net income	2,543	-4,977	-2,434	**2,726**	5,774	8,500	+7.2%	-
Net income per share	6.37	-12.47	-6.10	**6.83**	14.47	21.30	+7.2%	-

(Millions of yen)	Fiscal year ended Mar. 03				Fiscal year ending Mar. 04		2Q %Change	
	1Q	2Q	3Q	4Q	1Q	2Q	Q/Q*3	Y/Y*4
Net sales	72,367	64,882	68,723	66,230	66,489	**67,252**	+1.1%	+3.7%
Operating income	6,031	4,145	5,519	3,657	4,259	**5,208**	+22.3%	+25.6%
Ordinary income	4,524	3,143	4,036	1,717	3,285	**4,273**	+30.1%	+36.0%
Income before income taxes	4,203	2,614	3,735	-10,057	2,177	**4,122**	+89.3%	+57.7%
Net income	1,903	640	1,889	-6,866	421	**2,305**	+447.5%	+260.2%
Net income per share	4.77	1.60	4.73	-17.20	1.06	**5.77**	+444.3%	+260.6%

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. 03			Half year ended Sep.03	Prospect for the half year ending Mar. 04	Prospect for the full year ending Mar. 04	%Change Y/Y	
	1st Half	2nd Half	Full Year				1st Half*1	Full Year*2
Machined components	60,309	57,808	118,117	**55,665**	59,335	115,000	-7.7%	-2.6%
Bearing related products	50,058	47,880	97,938	**47,128**	50,272	97,400	-5.9%	-0.5%
Other machined components	10,251	9,929	20,180	**8,538**	9,062	17,600	-16.7%	-12.8%
Electronic devices and components	76,940	77,144	154,084	**78,076**	81,924	160,000	+1.5%	+3.8%
Rotary components	38,933	40,255	79,188	**43,642**	46,058	89,700	+12.1%	+13.3%
Other electronic devices	38,005	36,892	74,897	**34,435**	35,865	70,300	-9.4%	-6.1%
Total sales	137,249	134,953	272,202	**133,741**	141,259	275,000	-2.6%	+1.0%
Machined components	9,163	9,356	18,519	**9,178**	10,322	19,500	+0.2%	+5.3%
Electronic devices and components	1,013	-181	832	**289**	1,211	1,500	-71.5%	+80.3%
Total operating income	10,176	9,176	19,352	**9,467**	11,533	21,000	-7.0%	+8.5%

(Millions of yen)	Fiscal year ended Mar. 03				Fiscal year ended Mar. 04		2Q %Change	
	1Q	2Q	3Q	4Q	1Q	2Q	Q/Q*3	Y/Y*4
Machined components	31,668	28,641	28,723	29,085	28,606	**27,059**	-5.4%	-5.5%
Bearing related products	26,420	23,638	23,845	24,035	23,959	**23,169**	-3.3%	-2.0%
Other machined components	5,249	5,002	4,879	5,050	4,646	**3,892**	-16.2%	-22.2%
Electronic devices and components	40,699	36,241	40,000	37,144	37,883	**40,193**	+6.1%	+10.9%
Rotary components	20,793	18,140	20,521	19,734	21,458	**22,184**	+3.4%	+22.3%
Other electronic devices	19,908	18,097	19,480	17,412	16,424	**18,011**	+9.7%	-0.5%
Total sales	72,367	64,882	68,723	66,230	66,489	**67,252**	+1.1%	+3.7%
Machined components	5,098	4,065	4,771	4,585	4,908	**4,270**	-13.0%	+5.0%
Electronic devices and components	933	80	748	-929	-648	**937**	-	+1,071.3%
Total operating income	6,031	4,145	5,519	3,657	4,259	**5,208**	+22.3%	+25.6%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year

3. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Fiscal year ended Mar. 03			Fiscal year ended Mar. 04			Prospect for the half year ending Mar. 04	Prospect for the full year ending Mar. 04
	1st Half	2nd Half	Full Year	1Q	2Q	1st Half		
Capital expenditure	8,019	8,363	16,382	5,074	**4,810**	**9,884**	14,616	24,500
Depreciation	11,450	11,376	22,826	5,476	**5,577**	**11,053**	13,447	24,500
Research and development costs	4,782	4,959	9,741	2,468	**2,400**	**4,868**	5,132	10,000

4. Exchange Rates

		Fiscal year ended Mar. 03			Fiscal year ended Mar. 04			Assumption for the half year ending Mar. 04	Assumption for the full year ending Mar. 04
		1st Half	2nd Half	Full Year	1Q	2Q	1st Half		
US$	PL	123.77	120.82	122.29	119.38	**119.05**	**119.22**	111.25	115.23
	BS	122.60	120.20	120.20	119.80	**111.25**	**111.25**	111.25	111.25
S'PORE$	PL	69.27	68.90	69.08	67.99	**67.73**	**67.86**	64.37	66.12
	BS	68.98	68.01	68.01	68.12	**64.37**	**64.37**	64.37	64.37
THAI BAHT	PL	2.91	2.80	2.86	2.81	**2.85**	**2.83**	2.78	2.81
	BS	2.83	2.80	2.80	2.84	**2.78**	**2.78**	2.78	2.78
RMB	PL	14.95	14.60	14.77	14.41	**14.39**	**14.40**	13.50	13.95
	BS	14.81	14.48	14.48	14.46	**13.50**	**13.50**	13.50	13.50

5. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 03			**Half year ended Sep.03**	Prospect for the half year ending Mar. 04	Prospect for the full year ending Mar. 04	%Change Y/Y	
	1st Half	2nd Half	Full Year				1st Half*1	Full Year*2
Net sales	83,402	79,550	162,952	**92,482**	87,018	179,500	+10.9%	+10.2%
Operating income	2,775	2,243	5,018	**1,836**	3,164	5,000	-33.8%	-0.4%
Ordinary income	4,828	6,234	11,062	**5,782**	6,218	12,000	+19.8%	+8.5%
Income before income taxes	4,371	-976	3,395	**3,563**	5,537	9,100	-18.5%	+168.0%
Net income	2,122	-895	1,227	**1,480**	3,320	4,800	-30.2%	+291.2%

Minebea

(Translation)

September 26, 2003

Minebea Co., Ltd.

< Press Release >

The Shanghai City Government Commend Mr. Susumu Fujisawa, President of Minebea's Manufacturing Subsidiary in China

The Shanghai City Government granted the Magnolia Silver Award to Mr. Susumu Fujisawa, President of Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. (hereinafter "Shanghai Minebea"), a manufacturing subsidiary in China of Minebea Co., Ltd. (hereinafter "Minebea").

The Shanghai City Government awarded a testimonial to Mr. S. Fujisawa on September 25 (Thu.), 2003. Mr. Goro Ogino, the former president of Minebea, was granted the Magnolia Gold Award in 1998.

Magnolia Silver Award, established 15 years ago, is granted once a year to commend resident foreigners in Shanghai who have contributed to economic development of Shanghai, who have contributed toward establishing a friendly relationship with foreign countries, who have made a contribution in implementing public works projects in Shanghai, or who have made a contribution to or made constructive suggestions for the development of Shanghai.

This year, the award has been granted to 34 individuals including Mr. S. Fujisawa. (Magnolia is the city flower and the symbol of Shanghai.)

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications /Investor Relations Office
Corporate Planning Department
ARCO Tower, 19th Floor,

1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 03-5434-8637
Fax: 03-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

(Attachment) Corporate Data of Shanghai Minebea Co., Ltd.

Corporate Data of Shanghai Minebea

Company Name
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.

Address
Xicen Town, Qingpu District, Shanghai, China

Executive Management

Chairman of the Board :	Tsugio Yamamoto Representative Director and President & Chief Executive Officer, Minebea Co., Ltd.
Director, President :	Susumu Fujisawa Executive Officer/In charge of China Operations, Minebea Co., Ltd.

Established
April 20, 1994

Capital
Rmb 1,583 million (about ¥22,400 million) as of March 31, 2003

Total Investment
Rmb 3,773 million (about ¥53,500 million) as of March 31, 2003

Number of Employees
5,035 as of March 2003

Principal Products

Shanghai Plant :	Miniature and small-sized ball bearings, Integral-shaft ball bearings
Xicen Plant :	Alternating-current (AC) and direct-current (DC) fan motors and measuring components

Net Sales
Rmb 1,932 million (about ¥27,400 million) in year ended March 31, 2003
Exports : 94% of net sales or about ¥25,600 million, ranking tenth among foreign capital companies operating in Shanghai.

* * * * * *

82-4557

58th Business Term Semiannual Business Report

Minebea

Minebea Co., Ltd.

April 1, 2003 ▶ September 30, 2003

Local Code No.6479

To Our Shareholders

The business results for the 58th Business Term will be reported at our Ordinary General Meeting of Shareholders scheduled to be held in June 2004. The business results for the current interim term (April 1, 2003 – September 30, 2003) are as follows.

During the half year of the current consolidated fiscal year, the Japanese economy in general took a somewhat favorable turn. Though temporarily affected by the Iraq war and the SARS epidemic, demand picked up overseas and exports increased. While consumer spending remained flat, capital investment began to increase and stock prices picked up.

The U.S. economy, though worsened in the first quarter owing to destabilizing factors including the Iraq war, showed signs of recovery such as a pickup in stock prices in the middle of the interim period in anticipation of improved corporate performance and improvement in consumer spending triggered by the tax reduction package.

The European economy grew more stagnant with exports and production slowed down owing to the strong Euro. The Asian economies remained strong in China and Thailand despite negative effect of the SARS epidemic, while in Korea and Singapore business showed signs of slowdown.

In the interim period of the previous fiscal year, demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – showed a remarkable recovery as inventory adjustments finished throughout the industry. Though sluggish in the second quarter of the current fiscal year, demand recovered steadily in the interim period of the current fiscal year as the global economy picked up gradually. However, price competition grew even more intense, keeping us in a difficult situation.

In this business climate, we redoubled our efforts not only to expand sales, but also to reduce costs by further improving efficiency of our sales and manufacturing activities, to improve product quality, and to develop high value-added products.

■ Consolidated Business Results

During the current interim period, net sales were 133,741 million yen, operating income 9,467 million yen, and ordinary income 7,558 million yen, down 3,507 million yen (-2.6%), 708 million yen (-7.0%), and 108 million yen (-1.4%), respectively, compared with the same period last year. Interim net income amounted to 2,726 million yen, up 183 million yen (7.2%) compared with the same period last year, despite posting, as extraordinary losses, retirement benefits to directors and corporate auditors in the amount of 431 million yen as a result of changes to the structure of the Board of Directors (reduction in the number of directors) and special severance payments for early retired employees totaling 307 million yen and posting the income tax adjustment of 1,376 million yen in accordance with tax effect accounting.

■ Non-Consolidated Business Results

During the current interim period, net sales were 92,482 million yen, up 9,080 million yen (10.9%) compared with the same period of the previous year. Although operating income was 1,836 million yen, down 939 million yen (-33.8%) compared with the same period last year, ordinary income was 5,782 million yen, up 954 million yen (19.8%) from the year-earlier period. Net income amounted to 1,480 million yen, down 641 million yen (-30.2%) compared with the same period a year ago. This was largely attributable to registering, as extraordinary loses, allowance for doubtful receivables to sub-

■ Net Sales


(Unit: millions of yen)
Non-Consolidated
Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2002
FY2003
FY2004 Interim

■ Operating Income


(Unit: millions of yen)
Non-Consolidated
Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2002
FY2003
FY2004 Interim

■ Ordinary Income


(Unit: millions of yen)
Non-Consolidated
Consolidated
20,000
15,000
10,000
5,000
0
FY2002
FY2003
FY2004 Interim

sidiaries totaling 713 million yen; losses on revaluation of shares in subsidiaries and affiliates of 376 million yen; retirement benefits to directors and corporate auditors in the amount of 431 million yen as a result of changes to the structure of the Board of Directors (reduction in the number of directors); and special severance payments for early retired employees totaling 307 million yen, as well as posting the income tax adjustment of 1,476 million yen in accordance with tax effect accounting.

■ Outlook for the full year

For the full consolidated fiscal year, we expect it will take the Japanese economy some more time to make a full-fledged recovery, owing to continuation of severe employment and income situations and lower consumption spending, although increased exports prompted by a pickup in demand overseas and a rise in stock prices reflect an upturn in the business climate.

Overseas economy, in the meantime, shows a temporary recovery trend owing to the completion of inventory adjustment in the IT-related industry; however, business outlook will continue to be uncertain for a while because of negative factors such as the concern about possible decline in stock prices that rose after the end of the Iraq war, the concern about recurrence of terrorism, the troubled Middle East situation, and unstable oil prices.

Under this severe business climate, we intend to enhance and further expand our manufacturing and sales activities, in order to improve business results.

I look forward to your continuous support and guidance.



山本次男

Tsugio Yamamoto
Representative Director
November 2003

■ Net Income



(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
6,000
4,500
3,000
1,500
0
-1,500
-3,000
FY2002
FY2003
FY2004 Interim

■ Total Assets



(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
400,000
300,000
200,000
100,000
0
FY2002
FY2003
FY2004 Interim

■ Shareholders' Equity



(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
200,000
150,000
100,000
50,000
0
FY2002
FY2003
FY2004 Interim

Performance by Business Segment (on a consolidated basis)

Machined Component Business

■ Continued to promote further expansion of sales of ball bearings and cost reduction, aimed at realizing monthly sales and production target of 180 million units.

Net sales in this business segment decreased 4,644 million yen (-7.7%) from the same period last year to 55,665 million yen. Competition continued to be intense both at home and abroad throughout the interim period, while consumer spending and capital investment began to recover worldwide in the latter half of the period under review.

In this business climate, we promoted shipments of miniature and small-sized ball bearings and pursued cost reduction to raise monthly production capacity to 180 million units.

Though launching cost-competitive products and increase in demand pushed up shipments of pivot assemblies for use in HDDs, machined component business was affected by a drop in overall unit selling prices and weak sales of rod-end and spherical bearings that reflected sluggish aerospace demand.

Operating income from machined component business rose 15 million yen (0.2%) over the same period last year to 9,178 million yen, and accounted for 16.5% of net sales, up 1.3 percentage points compared with the same period last year.

Cost reduction in the manufacture of ball bearings offset negative effects of falling unit selling prices and weak sales of rod-end and spherical bearings, and brought about the increased operating income ratio.

■ Changed in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
(Unit: millions of yen)
40,000
30,000
20,000
10,000
0
-500
156,303
22,135
Δ162
154,084
832
18,519
78,076
289
9,178
Net Sales Operating Income
FY2002
FY2003
FY2004 Interim

Electronic Devices and Component Business

■ Profitability of HDD spindle motors improved

■ Lighting devices business got under way toward expansion

Net sales in this business segment increased 1,136 million yen (1.5%) over the same period last year to 78,076 million yen. In the latter half of the current interim period, demand for electronic devices and components for PCs, HDDs, and OA equipment began to recover, and a new market for digitized household electrical appliances is growing.

Price-cutting pressure remained strong amid continuously plunging prices of end products and fierce competition with other Japanese makers and makers in Asia including China; however, we increased shipments of our mainstay products by developing components and products in line with customers' product development and by pursuing cost reduction.

Above all, expanded sales of HDD spindle motors with fluid dynamic bearings considerably boosted sales of our entire spindle motor business. Also, our high-performance backlight assemblies won favorable recognition in the market, which helped us to cultivate new customers, and as a result, our lighting devices business got on the right track. In addition, increased sales of fan motors counteracted negative influence of sluggish sales of PC keyboards and declined sales of FDD subassemblies, production of which was terminated in November 2002, and net sales in this business segment increased.

Operating income from electronic device and component business declined by 724 million yen (-71.5%) compared with the same period last year to 289 million yen, which accounted for 0.4% of net sales, down 0.9 percentage point from the same period last year. This is attributable to reduction in income from PC keyboard business, which offset positive effect of remarkably improved profitability of HDD spindle motors that was achieved through increased shipments and improved yield.

The Performance by Geographical Segment

■ Japan

Though economic conditions took a favorable turn, owing to the effect of the termination of our FDD business and the production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales declined 5,506 million yen (-14.4%) from the same period last year to 32,826 million yen. Operating income, however, increased 680 million yen (59.1%) to 1,831 million yen over the same period last year.


• Net Sales In Japan
(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
83,704
72,754
32,826
FY2002
FY2003
FY2004 Interim
24.5%
Percentage of net sales
19.3%
Percentage of operating income

■ Asia excluding Japan

This region offers important manufacturing bases for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S. and to production shift to this region by Japanese, American and European customers. At the same time, price competition is getting more intense as production expands in this part of the world. As a consequence, net sales increased 9,881 million yen (19.0%) over the same period last year to 61,872 million yen, whereas operating income declined 605 million yen (-8.4%) from the same period last year to 6,579 million yen.


• Net Sales in Asia (Excluding Japan)
(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
95,883
107,789
61,872
FY2002
FY2003
FY2004 Interim
46.3%
Percentage of net sales
69.5%
Percentage of operating income

■ North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors were weak in this region. In addition, amid a swift escalation of production shift by our customers to Asia, demand from the aerospace industry for aircraft bearings such as rod-end bearings continued to decline since the 9-11 terrorist attacks in the U.S. This held business in this region in a difficult situation. As a result, net sales and operating income declined 6,226 million yen (-20.6%) and 387 million yen (-46.1%) from the same period last year to 24,001 million yen and 452 million yen, respectively.


• Net Sales in North and South America
(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
63,569
58,997
24,001
FY2002
FY2003
FY2004 Interim
Percentage of net sales
Percentage of operating income

■ Europe

Despite an increasingly decelerating trend in the European economy, sales of ball bearings, rod-end bearings and other products were firm. On the other hand, sales of electronic devices and components such as PC keyboards were slow. As a result, net sales were 15,041 million yen and operating income 603 million yen, down 1,656 million yen (-9.9%) and 398 million yen (-39.8%), respectively, compared with the same period last year.


• Net Sales in Europe
(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
36,186
32,660
15,041
FY2002
FY2003
FY2004
Percentage of net sales
Percentage of operating income

Minebea and Matsushita (Panasonic) to Form Joint Venture in Information Equipment Motor Business

Minebea Co., Ltd., and Matsushita Electric Industrial Co., Ltd., announced in August 2003 that the two companies would establish a new joint venture company for information equipment motors, with Minebea holding an expected share of 60% and Matsushita 40%.

The joint venture company, to be established on April 1, 2004, will handle development, manufacturing and sales of information equipment motors in four categories - axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors. Its annual sales forecast is approximately 95 billion yen for the year ending March 31, 2005.

Through the establishment of the new company, Minebea and Matsushita have agreed to integrate all functions of their information equipment motor business in the aforementioned four categories from development, manufacturing and sales. By doing so, the new company will become a major player in the global market, holding the second largest share in fan motors, second in stepping motors, first in vibration motors and third in DC brush motors, based on unit sales results for the year ended March 31, 2003.

Further growth in demand can be expected in new product applications, such as personal computers, plasma displays, LCD TVs, game machines, mobile phones, digital home appliances and information terminals. The annual global market growth forecast exceeds 10% on unit sales basis.

The new company will tap Minebea's advanced ultra-precision machining, mass-production technologies, cost competitiveness and Matsushita's latest product development technologies to strengthen its high added-value product development / manufacturing capabilities and accelerate development speed, as well as establishing a strong customer support structure.

The new company aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories.

Outline of the new Information Equipment Motor company

- **Company name** : to be determined
- **Estimated date of establishment** : April 1, 2004
- **Location of headquarters** : to be determined
- **President** : Planned to be sent from Minebea
- **Capital** : to be determined
- **Controlling share** : Minebea 60%, Matsushita 40% (plan)
- **Scale of business** : 95 billion yen (Estimate for fiscal year ending March 2005)
- **Number of employees** : to be determined
- **Description of business** : Development, manufacture and sale of axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors



Management representatives from the two companies after signing the basic agreement for integration of the information equipment motor business.
President I. Miyamoto, Motor Company of Matsushita Electric Industrial Co., Ltd.; President K. Nakamura, Matsushita Electric Industrial Co., Ltd.; President T. Yamamoto and Mr. R. Obara, Director and Senior Managing Executive Officer, Minebea Co., Ltd. (from left) at the signing ceremony.

Minebea's Manufacturing Subsidiary in China is Selected as One of the TOP 100 Projects of National Environmental Protection in China

The State Environmental Protection Administration of China announced on August 4, 2003 its selection of Xicen Factory, Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. (hereinafter "Shanghai Minebea") a manufacturing subsidiary in China of Minebea Co., Ltd. (hereinafter "Minebea"), as one of the Top 100 projects of national environmental protection.

According to the Administration, Shanghai Minebea ranked fourth (first as the Japanese company) among the 77 companies selected nation-wide as the Top 100 projects of national environmental protection.

In June 2003, Shanghai Environmental Protection Bureau selected Shanghai Minebea as one of the eight exemplary companies that are totally committed to environmental protection in Shanghai. The captioned selections by the State Environmental Protection Administration of China and the Shanghai Environmental Protection Bureau are considered a proof that the Chinese Government has highly rated the efforts made by Shanghai Minebea toward environmental protection.

Minebea, the parent company of Shanghai Minebea, considers environmental preservation at all of its production bases worldwide to be a cornerstone of its management policy. Shanghai Minebea has likewise made an all-out effort toward environmental preservation since the start of its operations in October 1994. Especially because of its location near Lake Dianshan-hu, which is the principal source of drinking water for the residents of Shanghai, the manufacturing plants of Shanghai Minebea have advanced wastewater treatment facilities, which are equipped with automated monitoring systems, enabling 24-

hour supervision of facility operations, to ensure flawless waste-water treatment.

In 1996, Shanghai Minebea established the Shanghai-Minebea Lake Dianshan-hu Environmental Protection Fund (the amount of fund 11 million yuan or about 166 million yen) with the aim of helping preserve the quality of the water in Lake Dianshan-hu and the environment of the surrounding area. The activities of the Fund to date include helping promote greening programs in Shanghai such as planting cherry tree saplings along nearby highway and donating saplings to the Shanghai Sapling Center, and installing chemical toilets in local residences.

The Top 100 Projects of National Environmental Protection

This aims to select and grant awards to the top 100 most ecologically-minded companies in China that operate environment-friendly facilities constructed during the period from January 1997 to August 2002.

In Shanghai, Shanghai Environmental Protection Bureau recommended to the State Environmental Protection Administration of China five projects including facilities of Shanghai Minebea that were selected from among about 10,000 construction projects within the jurisdiction of the Shanghai City on the basis of compliance with environmental protection bylaws, environmental consciousness in business plans, design and superveillance, and energetic environmental preservation activities.


被评为国家环境保护百佳工程

Top 100 Projects of National Environmental Protection Program certificate (Certification number: GHJ2003004)



Xicen Factory

Start of keyboard production in China at a joint venture with the Huan Hsin Group

We established a joint venture in Singapore in 2002 with the Huan Hsin Group to make personal computer (PC) keyboards in China. In August 2003, a wholly owned subsidiary of the joint venture has built a new factory at the Ming Hang district in Shanghai, China and started production.

Minebea is a world's leading maker of PC keyboards with a global market share of about 20%. By combining Minebea's highly competitive product development capability and production technology with the business speed of Huan Hsin and the manufacturing cost in China, we will be able to achieve significant expansion in the keyboard business and improved profitability.

PC keyboards



Exterior of New Factory



- **Company name** : Shanghai Shun Ding Technologies Ltd.
- **Date of establishment** : November 12, 2002
- **Start of production** : August 20, 2003
- **Capital** : 180 million yuan
- **Total investment** : 540 million yuan (as of end of May 2003)
- **Total floor space** : 42,000 m²
- **Number of employees** : 238 (as of July 31, 2003)
- **Items produced** : PC keyboards

Consolidated Balance Sheet

● Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2004 Interim (as of September 30, 2003)	Fiscal year 2003 Interim (as of September 30, 2002)	Fiscal year 2003 (as of March 31, 2003)
Current Assets	**132,800**	**127,497**	**127,447**
Cash and cash equivalents	11,850	11,634	14,177
Notes and accounts receivable	58,577	54,109	54,085
Inventories	45,351	44,503	43,204
Deferred tax assets	8,328	6,818	8,593
Others	9,128	10,963	7,856
Allowance for doubtful receivables	(435)	(531)	(469)
Fixed Assets	**184,554**	**200,586**	**192,608**
Tangible fixed assets	156,409	168,702	162,960
Intangible fixed assets	12,867	14,507	13,749
Investment and other assets	15,277	17,375	15,898
Deferred Assets	**9**	**22**	**13**
Total Assets	**317,365**	**328,106**	**320,069**
Liabilities			
Current Liabilities	**135,873**	**144,523**	**134,459**
Notes and accounts payable	24,572	22,291	24,025
Short-term loans payable	68,276	55,272	67,475
Commercial paper	3,000	—	3,000
Current portion of long-term loans payable	3,549	27,994	787
Current portion of bonds	10,000	—	10,000
Current portion of convertible bonds	—	13,823	—
Others	26,474	25,142	29,170
Long-term Liabilities	**84,450**	**77,752**	**87,128**
Bonds	28,000	35,000	28,000
Convertible bonds	27,080	27,080	27,080
Bonds with warrant	4,000	4,000	4,000
Long-term loans payable	23,672	11,142	26,782
Others	1,698	530	1,266
Total Liabilities	**220,324**	**222,276**	**221,587**
Minority Interest in Consolidated Subsidiaries	**962**	**107**	**269**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Retained earnings	**2,256**	**7,317**	**(454)**
Difference on revaluation of other marketable securities	**1,098**	**(1,284)**	**(37)**
Foreign currency translation adjustments	**(70,249)**	**(63,308)**	**(64,274)**
Treasury stock	**(43)**	**(18)**	**(37)**
Total Shareholders' Equity	**96,078**	**105,721**	**98,212**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**317,365**	**328,106**	**320,069**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2004 Interim (Apr. thru Sept. 2003)	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Net sales	133,741	137,249	272,202
Cost of sales	100,385	102,511	203,500
Gross profit	33,356	34,737	68,702
Selling, general and administrative expenses	23,889	24,561	49,350
Operating income	9,467	10,176	19,352
Other income	584	713	1,226
Interest income	63	81	243
Dividends income	25	47	48
Equity income of affiliates	4	2	10
Foreign currency exchange gain	—	97	—
Others	491	484	923
Other expense	2,493	3,222	7,158
Interest expenses	1,713	2,520	4,765
Foreign currency exchange loss	147	—	506
Others	632	701	1,886
Ordinary income	7,558	7,667	13,420
Extraordinary income	119	21	37
Revised loss on liquidation of affiliates the fiscal year	72	—	—
Gain on sales of fixed assets	47	21	34
Gain on sales of investments in securities	—	—	3
Extraordinary loss	1,378	871	12,961
Loss on sales of fixed assets	74	30	110
Loss on disposal of fixed assets	251	335	602
Loss on revaluation of investments securities	—	27	4,945
Loss on liquidation of affiliates companies	—	164	1,843
Loss on liquidation of the business of switching power supplies, inductors and transformers,etc.	—	—	3,144
Loss for after-care of products	—	—	482
Environmental preservation expense	—	—	1,206
Retirement benefit expense	313	313	626
Special severance payment	307	—	—
Retirement benefits to directors and corporate auditors	431	—	—
Income before income taxes	6,299	6,817	495
Total income taxes	3,624	4,256	2,906
Minority interest in earnings of consolidated subsidiaries	(51)	16	23
Net income (loss)	2,726	2,543	(2,434)

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Surplus (Unit: millions of yen)

	Fiscal year 2004 Interim (Apr. thru Sept. 2003)	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Capital retained earnings			
Additional paid-in capital at beginning of interim period (full year)	94,756	94,756	94,756
Additional paid-in capital at end of interim period (full year)	94,756	94,756	94,756
Retained earnings			
Retained earnings at beginning of interim period (full year)	(454)	4,774	4,774
Increase of retained earnings	2,726	2,543	—
Net income	2,726	2,543	—
Decrease of retained earnings	16	—	5,227
Net loss	—	—	2,434
Decrease of retained earnings for decrease of consolidated subsidiaries	16	—	—
Cash dividends	—	—	2,793
Retained earnings at end of interim period (full year)	2,256	7,317	(454)

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

	Fiscal year 2004 Interim (Apr. thru Sept. 2003)	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Cash Flows from Operating Activities	5,787	14,583	32,279
Cash Flows from Investing Activities	(7,576)	(7,846)	(16,233)
Cash Flows from Financing Activities	(224)	(8,713)	(15,471)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(312)	(340)	(349)
Net Increase (Decrease) in Cash and Cash Equivalents	(2,326)	(2,317)	224
Cash and Cash Equivalents at beginning of year	14,177	13,952	13,952
Cash and Cash Equivalents at end of interim period (full year)	11,850	11,634	14,177

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2004 Interim (as of September 30, 2003)	Fiscal year 2003 Interim (as of September 30, 2002)	Fiscal year 2003 (as of March 31, 2003)
Current Assets	**133,342**	**133,885**	**128,363**
Cash and cash equivalents	4,857	6,280	7,487
Notes receivable	5,315	2,648	2,249
Accounts receivable-trade	47,405	40,674	36,680
Inventories	10,678	10,779	10,492
Short-term loans receivable from subsidiaries	54,554	60,949	60,202
Deferred tax assets	4,106	4,151	4,231
Others	6,465	8,520	7,121
Allowance for doubtful receivables	(40)	(118)	(100)
Fixed Assets	**234,457**	**237,841**	**234,305**
Tangible fixed assets	**31,872**	**32,854**	**32,073**
Intangible fixed assets	**860**	**887**	**841**
Investments and other assets	**201,725**	**204,098**	**201,391**
Investment in securities	5,588	6,278	3,730
Investment securities in subsidiaries	156,332	156,237	155,357
Investments in partnerships with subsidiaries	27,733	27,608	27,733
Long-term loans receivable from subsidiaries	9,368	7,700	8,567
Long-term deferred tax assets	5,905	8,240	7,983
Others	1,173	1,733	1,994
Allowance for doubtful receivables	(4,377)	(3,701)	(3,975)
Deferred Assets	**9**	**8**	**13**
Total Assets	**367,810**	**371,735**	**362,682**
Liabilities			
Current Liabilities	**104,636**	**119,204**	**100,327**
Notes payable	3,419	3,362	2,998
Accounts payable-trade	30,175	28,052	23,817
Short-term loans payable	50,560	38,001	52,033
Commercial paper	3,000	—	3,000
Current portion of long-term loans payable	500	27,700	500
Current portion of bonds	10,000	—	10,000
Current portion of convertible bonds	—	13,823	—
Accrued income taxes	46	45	71
Accrued bonuses	2,072	2,116	1,943
Others	4,861	6,104	5,963
Long-term Liabilities	**82,116**	**71,623**	**81,114**
Bonds	28,000	35,000	28,000
Convertible bonds	27,080	27,080	27,080
Bonds with warrant	4,000	4,000	4,000
Long-term loans payable	23,000	5,500	22,000
Allowance for retirement benefits	29	43	34
Allowance for retirement benefits to executive officers	7	—	—
Total Liabilities	**186,753**	**190,828**	**181,442**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Capital reserve	94,756	94,756	94,756
Retained earnings	**16,986**	**19,194**	**18,299**
Earned surplus	2,085	2,085	2,085
Voluntary reserve	11,500	11,500	11,500
Unappropriated retained earnings	3,401	5,609	4,714
Difference on revaluation of the marketable securities	**1,098**	**(1,285)**	**(36)**
Treasury stock	**(43)**	**(18)**	**(37)**
Total Shareholders' Equity	**181,057**	**180,906**	**181,240**
Total Liabilities and Shareholders' Equity	**367,810**	**371,735**	**362,682**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

Ordinary Income and Expenses	Fiscal year 2004 Interim (Apr. thru Sept. 2003)	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Operating income and expenses			
Operating income	**92,482**	**83,402**	**162,952**
Net sales	92,482	83,402	162,952
Operating expenses	**90,646**	**80,627**	**157,934**
Cost of sales	79,819	70,426	136,897
Selling, general and administrative expenses	10,827	10,201	21,036
Operating income	**1,836**	**2,775**	**5,018**
Other income and expense			
Other income	**5,153**	**3,792**	**9,420**
Interest income	457	490	969
Dividends income	4,455	2,958	7,786
Rent income on fixed assets	174	250	504
Others	65	92	159
Other expenses	**1,207**	**1,739**	**3,375**
Interest and discount charge	314	701	1,392
Interest on bonds	583	632	1,252
Foreign currency exchange loss	163	226	294
Others	145	179	436
Ordinary income	**5,782**	**4,828**	**11,062**
Extraordinary Income and Loss			
Extraordinary income	**119**	**427**	**450**
Gain on sales of fixed assets	50	103	123
Gain on sales of investments in securities	—	—	3
Liquidation dividend from subsidiary company	—	205	205
Reversal of allowance for doubtful receivables	68	118	118
Extraordinary loss	**2,339**	**884**	**8,117**
Loss on sales of fixed assets	51	59	117
Loss on revaluation of investments in securities	—	27	4,945
Allowance for doubtful receivables	713	—	—
Loss on revaluation of investments securities in subsidiaries	376	550	2,280
Loss on liquidation of affiliated companies	—	—	256
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	210	—	—
Loss for after-care of products	—	—	23
Retirement benefit expense	247	247	494
Special severance payment	307	—	—
Retirement benefits to directors and corporate auditors	431	—	—
Income before income taxes	**3,563**	**4,371**	**3,395**
Income taxes (including enterprise tax)	606	426	999
Adjustment of income taxes	1,476	1,823	1,168
Total income taxes	2,082	2,249	2,167
Net income	**1,480**	**2,122**	**1,227**
Retained earnings brought forward from the previous period	1,920	3,486	3,486
Unappropriated retained earnings at end of year	**3,401**	**5,609**	**4,714**

Note: Amounts less than one million yen are omitted.

Corporate Data (as of September 30, 2003)

Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16,1951
Capital	68,258 million yen
Number Of Employees	2,503 persons
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267- 32- 2200
Domestic Offices And Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

Board of Directors

Representative Director, President and Chief Executive Officer

Tsugio Yamamoto

Directors, Senior Managing Executive Officers

Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Director, Managing Executive Officer

Koichi Dosho

Directors

Atsushi Matsuoka
Chanchai Leetavorn

Corporate Auditors

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano

Corporate Auditors

Mitsuo Ichikawa
Isao Hiraide

Executive Officers

Managing Executive Officers

Takashi Yamaguchi
Tomihiro Maruta

Executive Officers

Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Yukio Shimizu
Masayoshi Yamanaka
Shunji Mase
Hiroharu Katogi
Susumu Fujisawa
Masamitsu Osada
Akio Okamiya
Eiichi Kobayashi
Motoyuki Niijima
Tadahiko Mori
Hiroyuki Yajima
Masao Iwasa
Hirotaka Fujita
Kunio Shimba
Junichi Mochizuki

Management of Organization (as of October 31, 2003)



Board of Directors
Corporate Auditors
Senior Executive Officer Council
President
Business Reform Committee
Internal Auditing Office
Strategic Commodities Control Office
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Business Administration Dept.
Corporate Communications / Investor Relations Office
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Accounting Dept.
Legal Dept.
Strategy Planning Office
Marketing Office
Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
Hamamatsu Manufacturing Unit
Measuring Components Division
Speaker Division
Engineering Headquarters
Engineering Support Dept.
Karuizawa R&D Center
Hamamatsu R&D Center
Motor Development Engineering Center
Electronics Engineering Center Europe (Augsburg, Germany)
Electronics Engineering Center (NMB Technologies, U.S.A.)
Technical Center (NMB Technologies, U.S.A.)
Testing and Analysis Center
Intellectual Property Dept.
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Sales Headquarters

Share Information (as of September 30, 2003)

Total Number of Shares Authorized	1,000,000,000 shares
Number of Shares Issued	399,167,695 shares
Number of Shareholders	25,131 persons

■ Major Shareholders (Top 10)

		(%)
Japan Trustee Service Bank, Ltd. (Trust Account)	28,072,000	7.03
The Mastertrust Bank of Japan Ltd. (Trust Account)	27,410,000	6.87
Keiaisha Co., Ltd.	20,000,000	5.01
J.P. Morgan Trust Bank Ltd.	17,560,000	4.40
Shinsei Bank, Ltd.	12,501,000	3.13
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial and Economic Research foundation	12,347,330	3.09
Mellon Bank Treaty Clients Omnibus	10,072,108	2.52
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
UFJ Trust Bank Limited (Trust Account A)	9,686,000	2.43

■ Stock Prices On The Tokyo Stock Exchange



2,000
(Yen)
1,500
1,000
500
0
2000
2001
2002
2003

■ Shareholder Distribution

Number Of Shares (thousands of share)



Individuals
54,642
(13.8%)
Foreign Corporations
107,473
(26.9%)
Financial Institutions
195,998
(49.1%)
Other Corporate Bodies
37,320
(9.3%)
Securities Firms
3,732
(0.9%)

Number Of Shareholders



Securities Firms
56
(0.2%)
Financial Institutions
114
(0.5%)
Other Corporate Bodies
411
(1.6%)
Foreign Corporations
306
(1.2%)
Individuals
24,244
(96.5%)

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive a divident	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Delivery of Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Inquiries by Telephone	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Attention for Web Site	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Low For Special Exceptions to the Commercial Code, is posted in our web site at http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore

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